UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549          SEC FILE NUMBER

                             FORM 12B-25               ----------------

                     NOTIFICATION OF LATE FILING       CUSIP NUMBER
                                                       66993510
                                                       ----------------


(Check One):   [ X ] Form 10-K    [   ] Form 20-F    [   ] Form 11-K
               [   ] Form 10-Q    [   ] Form N-SAR

          For Period Ended: March 31, 1997
                           -------------------------
          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                             ---------------------------
---------------------------------------------------------------------------
          Read Instruction (on back page) Before Preparing Form.
                           Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
---------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


---------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION
---------------------------------------------------------------------------

Nu-kote Holding, Inc.
---------------------------------------------------------------------------
Full Name of Registrant

N/A
---------------------------------------------------------------------------
Former Name if Applicable

17950 Preston Rd., Suite 690
---------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Dallas, Texas  75252
---------------------------------------------------------------------------
City, State and Zip Code



PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth
[ X ] calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. The company respectfully requests a delay in the filing of the Form 10-K in order to finalize arrangements with its lenders and issue consolidated financial statements without classifying all of its debt as current and without a going concern explanatory paragraph in the related auditor's report.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     /s/Anthony G. Schmeck               972               250-2785
--------------------------------        --------       ------------------
             (Name)                   (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
     filed? If answer is no, identify report(s).       [ X ] Yes  [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
     report or portion thereof?                        [ X ] Yes  [   ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





---------------------------------------------------------------------------
                           Nu-kote Holding, Inc.
---------------------------------------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this information to be signed on its behalf by the undersigned hereunto duly authorized.


Date      June 30, 1997                 By   /s/Anthony G. Schmeck
     -----------------------------           ------------------------------
                                             Anthony G. Schmeck, Senior
                                             Vice President - Finance and
                                             Controller

---------------------------------------------------------------------------
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


---------------------------------------------------------------------------
                                 ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTES FEDERAL CRIMINAL
                     VIOLATIONS (SEE 18 U.S.C. 1001).
---------------------------------------------------------------------------

                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Sec. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sec. 232.13(b) of this chapter).




Part IV - Other Information

(3) The Registrant's net sales for fiscal year 1997 declined by over 20% as compared to fiscal year 1996, and the Registrant incurred a loss for fiscal year 1997 as compared to income of $13.1 million for fiscal year 1996. The decline in sales was due to a decline in North America and Europe in sales of both impact and nonimpact printing supplies. The decrease in net income was due to the decrease in sales and (i) an increase in cost of goods sold as a percentage of revenues, (ii) restructuring changes of approximately $16 million for the fiscal year 1997, and (iii) a valuation allowance provision of $23.4 million against certain deferred tax assets.



                             [C&L Letterhead]



June 30, 1997


Mr. Anthony G. Schmeck, Senior Vice President-Finance
     and Controller
Nu-kote Holding, Inc.
17950 Preston Rd., Suite 690
Dallas, Texas  75252

Dear Mr. Schmeck:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated June 30, 1997.

We are in agreement with the comments under Part III of the Form with respect to the reasons why it is not possible to furnish our report on the consolidated financial statements of Nu-kote Holding, Inc. and subsidiaries on or before the date the Form 10-K of Nu-kote Holding, Inc. and subsidiaries for the fiscal year ended March 31, 1997 is required to be filed.

Very truly yours,

Coopers & Lybrand, L.L.P.